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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE TO
                                 (Rule 14d-100)

  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                               (Amendment No. 4)

                             ----------------------

                            BI Incorporated (Issuer)
                           (Name of Subject Company)

                    KBII Acquisition Company, Inc. (Offeror)
                         KBII Holdings, Inc. (Offeror)
                        Kohlberg & Co., L.L.C. (Offeror)
                           (Names of Filing Persons)

                             ----------------------

                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                   055467203
                     (CUSIP Number of Class of Securities)

                             ----------------------

                              Christopher Lacovara
                                111 Radio Circle
                          Mount Kisco, New York 10549
                                 (914) 241-7430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                With Copies To:
                             Gregory K. Gale, Esq.
                               Hunton & Williams
                     600 Peachtree Street, N.E., Suite 4100
                          Atlanta, Georgia 30308-2216
                                 (404) 888-4000

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Valuation: *                   Amount of filing fee:
          $79,281,147                                  $15,857
--------------------------------------------------------------------------------

* For purposes of calculating fee only. This amount is based on a per share offering price of $8.25 for 7,968,818 shares of common stock and for options to purchase 1,641,018 shares of common stock. Pursuant to the Agreement and Plan of Merger, dated as of August 10, 2000, by and among BI Incorporated (the "Company"), KBII Holdings, Inc. ("Parent") and KBII Acquisition Company, Inc. ("Offeror"), the Company represented to Parent and Offeror that, as of such date, it had 7,968,818 shares of common stock and options to purchase 1,641,018 shares of common stock issued and outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by Offeror.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid.
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         Identify the previous filing by registration statement number, or the
         Form or Schedule and the date of its filing.

         Amount Previously Paid:  $15,857
         Form or Registration No.:  Schedule TO
         Filing Party: KBII Acquisition Company, Inc. (Offeror), KBII Holdings, Inc. (Offeror) and Kohlberg & Co., L.L.C. (Offeror)
         Date Filed: August 18, 2000, August 23, 2000, September 11, 2000 and September 18, 2000

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party offer subject to rule 14d-1.

     [_] issuer tender offer subject to Rule 13e-4.

     [X] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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     This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission on August 18, 2000, amended on August 23, 2000, September 11, 2000 and September 18, 2000 (as amended, the "Schedule TO"), by KBII Holdings, Inc., a Delaware corporation ("Parent"), KBII Acquisition Company, Inc., a Colorado corporation and a direct wholly owned subsidiary of Parent ("Offeror"), and Kohlberg & Co., L.L.C. ("Kohlberg"). The Schedule TO relates to the offer by Offeror to purchase all outstanding shares of Common Stock, no par value per share (the "Shares"), of BI Incorporated, a Colorado corporation (the "Company"), including the associated common stock purchase rights at a purchase price of $8.25 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000 (as amended, the "Offer to Purchase"), the related Letter of Transmittal and the Supplement to Offer to Purchase dated September 19, 2000, copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(J) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated in the Schedule TO by reference with respect to Items 1-9, 11 and 13 of the Schedule TO. The Agreement and Plan of Merger, dated as of August 10, 2000, among Offeror, Parent and the Company, a copy of which is attached to and filed with the Schedule TO as Exhibit (d)(1), is incorporated in the Schedule TO by reference with respect to Item 5, 11 and 13 of the Schedule TO. This Amendment No. 4 is being filed on behalf of Offeror, Parent and Kohlberg. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase and the Schedule TO.

ITEMS 1 THROUGH 9, 11 and 13.

      Items 1 through 9, 11 and 13 of the Schedule TO, which are incorporated by reference to the information contained in the Offer to Purchase, are hereby amended as follows:

      1. Items 1 through 9, 11 and 13 of the Schedule TO are hereby amended and supplemented by incorporating by reference the information contained in the Supplement to Offer to Purchase dated September 19, 2000 attached hereto as Exhibit (a)(1)(J).

      2. Item 13 of the Schedule TO is hereby amended and supplemented to include the following (item references correspond to Schedule 13E-3 item numbers):

      "The information set forth in the Offer to Purchase, Letter of Transmittal and the Supplement to Offer to Purchase attached hereto as Exhibits
      (a)(1)(A), (a)(1)(B) and (a)(1)(J) is hereby incorporated herein by reference.

      Item 2(e).   Not applicable.

      Item 4(f).   Not applicable.

      Item 13(b).  Not applicable."

ITEM 12.

      Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

      "(a)(1)(J)   Supplement to Offer to Purchase dated September 19, 2000.

       (a)(5)(C) Order dated September 13, 2000 granting Motion for Extension of Time in Which to Answer or Otherwise Move of BI Incorporated dated September 1, 2000 in response to Complaint (incorporated by reference to Exhibit (e)(13) to the Company's Solicitation/Recommendation Statement on
                   Schedule 14D-9 filed with the Commission on September 19,
                   2000).

       (c)(1)      Opinion of SunTrust Equitable Securities dated August 9, 2000
                   (incorporated by reference to Exhibit (a)(6) to the Company's
                   Solicitation/Recommendation Statement on
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                  Schedule 14D-9 filed with the Commission on August 18, 2000).

       (f)(1) Statement describing Article 113 Of The Colorado Business Corporation Act (incorporated by reference to Annex III to Supplement to Offer to Purchase filed as Exhibit (a)(1)(J) to this Schedule TO)."
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 19, 2000       KBII ACQUISITION COMPANY, INC.

                                 By:  /s/ James A. Kohlberg
                                      ---------------------
                                      Name: James A. Kohlberg
                                      Title: President

                                 KBII HOLDINGS, INC.

                                 By:  /s/ James A. Kohlberg
                                      ---------------------
                                      Name: James A. Kohlberg
                                      Title: President


                                 KOHLBERG & CO., L.L.C.

                                 By:  /s/ James A. Kohlberg
                                      ---------------------
                                      Name: James A. Kohlberg
                                      Title: Principal
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                                 EXHIBIT INDEX

Exhibit No.  Description
-----------  -----------

(a)(1)(J)    Supplement to Offer to Purchase dated September 19, 2000.

(a)(5)(C) Order dated September 13, 2000 granting Motion for Extension of Time in Which to Answer or Otherwise Move of BI Incorporated dated September 1, 2000 in response to Complaint (incorporated by reference to Exhibit (e)(13) to the Company's Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Commission on September 19, 2000).

(c)(1) Opinion of SunTrust Equitable Securities dated August 9, 2000 (incorporated by reference to Exhibit (a)(6) to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission on August 18, 2000).

(f)(1) Statement describing Article 113 Of The Colorado Business Corporation Act (incorporated by reference to Annex III to Supplement to Offer to Purchase filed as Exhibit (a)(1)(J) to this Schedule TO).